April 7, 2005

Mail Stop 0409

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, Virginia  22102

Re:	JER Investors Trust Inc.
      Amendment No. 2 to Form S-11 filed March 24, 2005
      Registration No. 333-122802

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. We note your response to prior comment 2; however, we reissue our previous comment. Please identify the person who founded and organized JER Investors Trust.

2. We are continuing to review your response to prior comment 3.
We
may have further comment.

Prospectus Summary, page 1

3. We note your response to prior comment 11; however, we reissue our previous comment. Please include Mr. J.E. Roberts, JER Commercial Debt Advisors, J.E. Roberts Company, and any other affiliated companies in your organizational chart. Please also include ownership percentages.

Our Manager, page 4

4. Please disclose in this section that J.E. Robert Company is wholly-owned by Mr. Robert and that the manager is wholly-owned by Mr. Robert and J.E. Robert Company.

Targeted Investments, page 4

5. We note your response to comment 14. However, we were unable to access the referenced information on the website you provided. Please supplementally provide us with copies of the demographic and other market data referenced in the prospectus, identify where it was used in the prospectus, and confirm that it is available to the general public.

Conflicts of Interest, page 5

6. Please disclose that the Chairman of your Board of Directors indirectly wholly-owns your manager.
Risk Factors, page 10

7. We note your response to comment 26. We also note your disclosure regarding the risk created by the impact of increased FFO on the calculation of the incentive fee. However, it appears to us that the incentive fee may also be increased by a decrease in the weighted average price per share of your common stock offerings. Please supplementally advise us whether a decrease in your stock price, and subsequent stock offerings at the reduced price would, assuming FFO is unchanged, increase the incentive fee. In addition, please supplementally advise us whether you believe the company can downwardly pressure its stock price without impacting its FFO, including, for example, by increasing its dividend and FFO payout ratio. If so, please disclose this potential conflict of interest between the manager and your stockholders.

8. We note your response to prior comment 28; however, we reissue our previous comment. FBR is a principal stockholder of JER and appears to be the sole initial purchaser and placement agent for the private placement. Further, it appears that the stockholders who received shares from FBR in that private placement will now be selling their shares in this public offering. In addition, it appears that FBR may still be affiliated with the company, notwithstanding the fact that the two board members of JER sit on the board of the parent company of FBR, rather than FBR itself. If you do not believe that there is an actual conflict, then please revise to describe the risk of the potential conflict of interest.

The JER Fund III partnership agreement limits our ability to invest in certain real estate structured finance products, page 11

9. We note that you state: "[t]he JER Fund III partnership agreement restricts our manager`s ability to cause us to invest in real estate structured finance products." Please revise, here and on page 57, to further describe and quantify the restriction. Please revise to describe what "related securities" are. In this connection, we note your response to prior comment 98. Please supplementally provide us with a copy of the JER Fund III partnership agreement. We may have further comment.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses, page 14

10. Please disclose in this risk factor the impact on your net income of a 100 basis point change in interest rates. We note the similar disclosure on page 45.

Investments in net lease properties may generate losses, page 20

11. We note your response to prior comment 22. Please revise the list of generic risks to describe the specific risks associated with net leases, including the risk that tenants may fail to fulfill their lease obligations of maintenance and repair and the difficulty of re-leasing property that may have been suited to the particular needs of the former tenant.

Our manager has discretion in the use of the proceeds of this offering, and investors in this offering will not have an opportunity to evaluate the investments that may be made with the proceeds of this offering, page 31

12. We note your response to comment 20. Please disclose, if accurate, that after the offering and the use of the proceeds as provided in the prospectus, you will be able to re-borrow the amounts repaid on your repurchase agreements in order to make new investments.

Use of Proceeds, page 34

13. We note that in the risk factor on page 31 you state that the manager has discretion to use some of the proceeds to repay debt and some of the proceeds to acquire unidentified assets. Please revise the Use of Proceeds section to describe this discretion and estimate the amounts that may be used to repay outstanding debt and the amounts that will be used to acquire assets that have not yet been identified. Refer to Instruction 7 of Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 39

	Trends, page 39

14. Please expand your disclosure about how the historical lending practices of bank lenders will provide opportunities for mezzanine lending. In particular, please briefly explain these historical lending practices.

Rising interest rate environment, page 39

15. Please discuss the effect of rising interest rates on prepayment proceeds, as disclosed on page 16.

	Results of Operations, page 42

16. We note your response to our prior comment 43 and the related changes to your disclosure. Revise your disclosure to include the following disclosures:

* The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use the measure;

* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

* The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Refer to question 8 of the Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures dated June 13, 2003.

	Liquidity and Capital Resources, page 43

17. We have considered your response to our prior comment 45. In a supplemental response explain how you have considered your commitments to acquire loans subsequent to year end in your analysis.

Our Company, page 47

Targeted Investments, page 49

18. We note your response to comment 57. In addition to disclosing that you will purchase and originate your investments, please provide a brief description of the differences between these two sources of investments, including the differences in competitive conditions, your capabilities, your business relationships and the relative risks and profit margins. In addition, please disclose the percentage of your portfolio to date that you originated.

Our Investments, page 52

19. We have considered your response to our prior comment 62. In a supplemental response, please explain how you had concluded that you were the primary beneficiary of the Re-REMIC Trust as of September 30, 2004 and the change in assumptions that lead you to conclude that you were no longer the primary beneficiary as of year end. Additionally, please explain to us how you arrived at the conclusion that despite the existence of voting rights, the issuing trusts for your four CMBS transactions still qualify as QSPE in accordance with
SFAS 140. Cite any relevant accounting literature in your response.

20. To the extent you are no longer required to consolidate the Re-
REMIC Trust, please clarify if there is any exposure related to the trust that could impact your liquidity or financial condition.
If
so, please disclose any risks for these off-balance sheet arrangements in your MD&A. Reference is made to Item 303(A)(4) of Regulation S-K.

Credit and Interest Rate Risk Management, page 54

21. We note your response to comment 64 and 67. Please disclose the number of employees of J.E. Robert that will be dedicated to the manager for the purposes of reviewing and monitoring your credit risk, conducting your due diligence and performing your asset management functions.

Our Manager and the Management Agreement, page 63

	The Management Agreement, page 65

22. We note that the manager is completely dependent on J.E. Robert in fulfilling its obligations under the management agreement. Please disclose what contractual rights exist between the manager and J.E.
Robert. Please also disclose what rights, if any, you have to proceed against J.E. Robert for its actions with respect to you and the manager. In addition, please disclose any risks to you of entering into a management agreement with what appears to be a shell entity.

23. Please disclose the number of employees that are provided by J.E.
Robert to the manager for the purposes of fulfilling its obligations under the management agreement.

Management Fees and Incentive Compensation, page 66

24. We refer to our earlier comment regarding calculation of the incentive fee. If the incentive fee may be increased as a result of a decrease in your share price and share offerings at the reduced price, please provide appropriate disclosure in your discussion of items that may impact the incentive fee.

Certain Relationships and Related Party Transactions, page 78

25. We note your response to prior comment 75 and your statement:
"[t]he offers and sales made to Qualified Institutional Buyers were
made pursuant to Rule 144A of the Securities Act and the offers
and
sales made to individual investors were made in reliance on Rule
506
of the Securities Act. Please note that Rule 506 applies to offers and sales by issuers. Please supplementally tell us the exemptions relied upon for the initial offer of shares to FBR and the resale by
FBR in June 2004. Specifically, please confirm that FBR relied only on Rule 144A and Regulation S for its resales, or advise us.

Selling Stockholders, page 80

26. We note your responses to prior comments 76-79. We may have further comment on the selling stockholder disclosure when it is filed. Also, please confirm that you will include this information in any preliminary prospectus that you distribute to potential investors.

Description of Capital Stock, page 81

27. We note your response to prior comment 80. Please disclose the information described in Item 201(a) of Regulation S-K with respect to the trading of your common stock as reported on the PORTAL
Market.

      Common Stock, page 81

28. We note your response to comment 82. Since the opinion will be filed prior to effectiveness, please confirm that you will update this disclosure prior to effectiveness.

Financial Statements

Report of Ernst & Young LLP, Independent Registered Public
Accounting
Firm, page F-2

29. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

Consolidated Statement of Earnings, page F-4

30. We note your response to our prior comment 92. Please revise your income statement to parenthetically note next to general and administrative expenses that the amount is exclusive of stock based compensation which is shown separately.

CMBS, page F-11

31. Please explain to us how you considered the disclosure requirements of EITF 03-1 in preparing your disclosure.

Stock Option and Incentive Award Plan, page F-15

32. We have considered your response to our prior comment 96. How did you determine that it was appropriate to recognize the entire expense for stock granted to the Manager prior to the Manager satisfying the performance criteria under SFAS 123 and EITF 00-18? Please cite any relevant accounting literature in your response.

Part II.  Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

33. We note that it appears that you have combined several transactions in the second paragraph. Please revise the disclosure of the June 2004 transactions to separately describe:

* The initial purchase by FBR including the date, title and amount of securities, consideration and the exemption relied upon.
* The resale by FBR including the exemptions relied upon and identifying the types of purchasers.
* Each sale of securities by the company to purchasers other than FBR.

Exhibits

Legal Opinion

34. We note assumption 6 and the pricing committee resolutions regarding among other things, authorization of the issuance of stock, setting consideration, and reclassification of unissued stock. Please remove assumption 6, or tell us how counsel will be able to opine that the shares are validly authorized and issued, fully paid, and non-assessable given this assumption.

Tax Opinion

35. We note that in the last paragraph you state that the opinion
"may not be relied upon by anyone else without our prior written consent." Please omit this sentence since it implies that investors may not rely upon your opinion.



*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 824-5356 or Cicely Luckey, Senior Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-2987 with any other questions.



Sincerely,



Peggy Kim
Senior Counsel



cc:	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP


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JER Investors Trust Inc.
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